REVOLVING CONVERTIBLE SECURED PROMISSORY NOTE

Up to $1,150,000	October 2, 2015

For value received, Inception Mining Inc., a Nevada corporation (the “Company”), hereby absolutely and unconditionally promises to pay on or before December 31, 2016 (the “Maturity Date”) to the order of GIAI LTD, or registered assigns (the “Payee”), the outstanding principal balance of the revolving credit loans (the “Revolving Credit Loans”) made by the Payee, together with interest thereon, all as hereinafter provided.

The aggregate principal amount of the Revolving Credit Loans shall not exceed $1,150,000, up to which an amount may be borrowed, prepaid in whole or in part and re-borrowed as hereinafter provided. Revolving Credit Loans shall be made in amounts and at times as Payee determines in its sole discretion. This Note does not constitute and is not intended to be a commitment by the Payee to lend further money to or to provide other financing of any nature, including without limitation equity financing, to the Company. The Payee is hereby authorized to record on the schedule annexed hereto, and any continuation sheets which the Payee may attach hereto, the (a) date and amount of each Revolving Credit Loan made by the Payee, and (b) date and amount of each payment or prepayment of principal of any such Revolving Credit Loan. No failure to so record or any error in so recording shall affect the obligation of the Company to repay the Revolving Credit Loans, together with interest thereon, and the outstanding principal balance of the Revolving Credit Loans made by the Payee as set forth in such schedule shall be presumed to be correct absent manifest error. The Payee shall send the Company a copy of the schedule as and when updated.

The unpaid principal balance outstanding, from time to time, hereunder shall accrue interest at a rate equal to 18% per annum. Interest shall be compounded monthly and shall be computed on the basis of a 360-day year and a 30-day month. Notwithstanding any other provision of this Note, the Payee does not intend to charge and the Company shall not be required to pay any interest or other fees or charges in excess of the maximum permitted by applicable law; and any payments in excess of such maximum shall be refunded to the Company or credited to reduce principal hereunder.

Subject to the conversion of this Note pursuant the provisions herein, the entire principal amount hereof, together with all interest incurred thereon and all fees and expenses (if any) due hereunder, shall be due and payable (a) on the Maturity Date or (b) the date of an Acceleration Event (as defined herein).

This Note may be prepaid, in whole or in part, at any time, without penalty or premium, provided that the Company gives the Payee not less than three (3) business days’ prior written notice of such prepayment.

Subject to existing secured liens, this Note is secured by all of the assets of the Company as set forth in that certain Collateral and Security Agreement dated as of even date herewith, between Payee and Company (the “Collateral and Security Agreement”).

Principal and interest shall be payable in lawful money of the United States of America. If any day on which a payment is due pursuant to the terms of this Note is not a business day, such payment shall be due on the next business day following. All payments received by the Payee hereunder will be applied first to costs of collection and fees, if any, then to interest and the balance to principal.

If any of the following events or circumstances (each an “Acceleration Event”) shall occur:

(a) the Company shall make an assignment for the benefit of creditors, or admit in writing its inability to pay or generally fail to pay its debts as they mature or become due, or shall petition or apply for the appointment of a trustee or other custodian, liquidator or receiver of the Company or of any substantial part of its assets or shall commence any case or other proceeding relating to its assets under any bankruptcy, reorganization, arrangement, insolvency, readjustment of debt, dissolution or liquidation or similar law of any jurisdiction, or shall take any action to authorize or in furtherance of any of the foregoing; or any such petition or application shall be filed or any such case or other proceeding shall be commenced against the Company, and the same shall not have been dismissed within 60 days of the filing or commencement thereof or the Company shall indicate its approval thereof, consent thereto or acquiescence therein; or a decree or order shall be entered appointing any such trustee, custodian, liquidator or receiver or adjudicating the Company bankrupt or insolvent, or approving a petition in any such case or other proceeding, or a decree or order for relief shall be entered in respect of the Company in an involuntary case under any such bankruptcy or insolvency laws; or

(b) the Company shall take any corporate action to liquidate its assets, dissolve or sell all or substantially all of its assets or capital stock, or shall take any corporate action to consolidate or merge with or into any other corporation or business entity; or

(c) the Company shall, on or after the date hereof, have incurred or committed to incur indebtedness which is or will be senior or pari passu to its indebtedness hereunder;

then, the Payee at its option at any time thereafter may declare the entire and unpaid principal of this Note and all interest, fees and expenses (if any) payable on or in respect of this Note and the obligations evidenced hereby due and payable, and the same shall thereupon forthwith become and be due and payable to the Payee without presentment, demand, protest, notice of protest or any other formalities of any kind, all of which are hereby expressly and irrevocably waived by the Company.

Conversion.

(a) Principal. At any time prior to or at the time of repayment of this Note by the Company on the Maturity Date, with respect to the outstanding principal on this Note, the Payee may elect to convert some or all of the principal owing on this Note into shares of the Company ’s common stock at a price of $0.25 per share. If the current bid is below $0.25 when the election to convert is made then the conversion rate shall be equal to the lower of $0.18 or fifty percent (50%) of the lowest three (3) daily VWAPs (Volume Weighted Average Price) of the Company’s common stock during the twenty (20) consecutive trading days prior to the date on which Holder elects to convert all or part of the Note. (the “Conversion Rate”). Such election to convert shall be evidenced by completion of the conversion notice attached hereto and delivery of such notice to the Company. The Payee’s right to convert the principal due under this Note to common stock shall supersede the Company’s right to repay such obligations in cash.

(b) Interest. With respect to interest payments due hereunder, the Payee may elect to convert some or all of the interest payable into shares of the Company’s common stock at the stated Conversion Rate at anytime.

(c) Stock Splits. If the Company subdivides its outstanding common shares, by split-up or otherwise, or combines its outstanding common shares, the purchase price then applicable to shares covered by this Note shall forthwith be proportionately decreased in the case of a subdivision, or proportionately increased in the case of a combination.

(d) Reserve of Shares for Conversion. The Company covenants that it will at all times reserve and keep available a number of its authorized common shares, free from all preemptive rights, which will be sufficient to permit the exercise of the conversion of this Note. The Company further covenants that such shares as may be issued pursuant to the conversion of this note will be, upon issuance, duly and validly issued, fully paid and non-assessable and free from all taxes, liens, and charges.

(e) In no event shall the Payee be entitled to convert any portion of this Note in excess of that portion of this Note upon conversion of which the sum of (1) the number of shares of common stock beneficially owned by the Payee and its affiliates (other than shares of common stock which may be deemed beneficially owned through the ownership of the unconverted portion of the Note or the unexercised or unconverted portion of any other security of the Company subject to a limitation on conversion or exercise analogous to the limitations contained herein) and (2) the number of shares of common stock issuable upon the conversion of the portion of this Note with respect to which the determination of this proviso is being made, would result in beneficial ownership by the Payee and its affiliates of more than 4.99% of the outstanding shares of common stock of the Company. For purposes of the proviso to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulations 13D-G thereunder, except as otherwise provided in clause (1) of such proviso, provided, further, however, that the limitations on conversion may be waived by the Payee upon, at the election of the Payee, not less than 61 days’ prior notice to the Company, and the provisions of the conversion limitation shall continue to apply until such 61st day (or such later date, as determined by the Payee, as may be specified in such notice of waiver).

In the event any one or more of the provisions of this Note shall for any reason be held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Note operate or would prospectively operate to invalidate this Note, then and in any such event, such provision(s) only shall be deemed null and void and shall not affect any other provision of this Note and the remaining provisions of this Note shall remain operative and in full force and effect and in no way shall be affected, prejudiced, or disturbed thereby. Should all or any part of the indebtedness represented by this Note be collected by action at law, or in bankruptcy, insolvency, receivership or other court proceedings, or should this Note be placed in the hands of attorneys for collection after default, the Company hereby promises to pay to the Payee, upon demand by the Payee at any time, in addition to the outstanding principal balance of, accrued interest and all (if any) other amounts payable on or in respect of this Note, all court costs and reasonable attorneys’ fees and other collection charges and expenses incurred or sustained by the Payee. This Note shall be governed by, and construed in accordance with, the laws of The State of Utah and shall have the effect of a sealed instrument. The Company hereby irrevocably waives notice of acceptance, presentment, notice of nonpayment, protest, notice of protest, suit and all other conditions precedent in connection with the delivery, acceptance, collection and/or enforcement of this Note or any collateral or security therefor. The failure of the Payee to exercise any or all of its rights, remedies, powers or privileges hereunder in any instance shall not constitute a waiver thereof in that or any other instance. The Company will at all times in good faith assist, insofar as it is able, in the carrying out of all of the provisions of this Note in a reasonable manner and in the taking of all other action which may be necessary in order to protect and preserve the rights of the Payee set forth herein.

IN WITNESS WHEREOF, the Company has caused this Note to be duly executed and delivered as of the date hereof.

INCEPTION MINING INC.

By:	/s/ Michael Ahlin
Name:	Michael Ahlin
Title:	Chief Executive Officer